UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Matters to a Vote of Security Holders.

On May 27, 2021, Mereo BioPharma Group plc (the “Company”) held its 2021 Annual General Meeting of Shareholders (the “AGM”), and all resolutions were passed as proposed. Of the ordinary shares entitled to vote, there were 256,880,315 ordinary shares represented in person or by proxy at the AGM. The matters voted upon at the AGM, and the final results of such voting are set forth below. A “vote withheld” is not a vote in law and votes withheld had no effect on the proposals.

Resolution 1

That the Company’s annual report and accounts for the financial year ended December 31, 2020, together with the directors’ report and independent auditor’s report thereon, be received and adopted.

References in Resolution 1 above to the Company’s annual report are to the Company’s U.K. annual report for the year ended December 31, 2020. The Company’s annual financial statements, the directors’ report and the independent auditor’s report for the financial year ended December 31, 2020 were sent to and/or made available to shareholders from April 16, 2021 and can be accessed at www.mereobiopharma.com/investors which is an inactive textual reference only and no part of such website is incorporated herein by reference.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
256,674,400	99.95%	132,785	0.05%	73,310

Resolution 2

That Ernst & Young LLP be re-appointed as auditors to hold office from the conclusion of the AGM until the conclusion of the next Annual General Meeting at which the Company’s annual report and accounts are presented.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
256,698,040	99.96%	107,865	0.04%	74,410

Resolution 3

That the directors of the Company be authorized to determine Ernst & Young LLP’s remuneration.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
256,605,855	99.92%	201,170	0.08%	73,290

Resolution 4

That the directors’ remuneration report (excluding the directors’ remuneration policy, set out on pages 39 to 61 of the directors’ remuneration report), as set out in the Company’s annual report and accounts for the financial year ended December 31, 2020, be approved.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
211,349,035	82.34%	45,322,225	17.76%	209,055

Resolution 5

That the directors’ remuneration policy, as set out on pages 42 to 51 of the directors’ remuneration report, which takes effect immediately after the end of AGM, be approved.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
210,914,645	82.31%	45,338,865	17.69%	626,805

Resolution 6

That Dr. Jeremy Bender be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
213,213,235	83.07%	43,464,070	16.93%	203,010

Resolution 7

That Dr. Brian Schwartz be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
213,143,345	83.04%	43,537,680	16.96%	203,010

Resolution 8

That Dr. Peter Fellner be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
256,421,285	99.89%	271,925	0.11%	187,105

Resolution 9

That Dr. Denise Scots-Knight be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
256,394,130	99.89%	287,365	0.11%	198,820

Resolution 10

That Peter Bains be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
256,394,930	99.89%	281,110	0.11%	204,275

Resolution 11

That Dr. Anders Ekblom be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
213,195,915	83.06%	43,486,640	16.94%	197,760

Resolution 12

That Kunal Kashyap be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
213,123,600	83.04%	43,535,665	16.96%	221,050

Based on the foregoing votes, the shareholders re-elected each of Dr. Jeremy Bender, Dr. Brian Schwartz, Dr. Peter Fellner, Dr. Denise Scots-Knight, Peter Bains, Dr. Anders Ekblom and Kunal Kashyap as directors, and approved Resolutions 1, 2, 3, 4 and 5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2021

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel